VIA EDGAR	March 25, 2014
ATTORNEYS AT LAW

111 HUNTINGTON AVENUE
BOSTON, MASSACHUSETTS  02199
617.342.4000 TEL
617.342.4001 FAX
foley.com

WRITER’S DIRECT LINE
617.342.4027
pbroude@foley.com EMAIL

CLIENT/MATTER NUMBER
106099-0101

Maryse Mills-Apenteng, Special Counsel Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549-3720

Re:
International Lottery & Totalizator Systems, Inc.
Schedule 13E-3
Filed January 31, 2014
File No. 005-54291

International Lottery & Totalizator Systems, Inc.
Preliminary Information Statement on Schedule 14C
Filed January 31, 2014
File No. 000-10294

Berjaya Lottery Management (H.K.) Limited
Schedule 13D/A
Filed July 22, 2008
File No. 005-54291

Ladies and Gentlemen:

On behalf of International Lottery & Totalizator Systems, Inc. (the “Company” or “ILTS”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 27, 2014, relating to: (i) the Company’s Schedule 13E-3 (File No. 005-54291) (the “13E-3”) filed with the Commission on January 31, 2014, (ii) the Company’s Preliminary Information Statement on Schedule 14C (File No. 000-10294) (the “Information Statement”) filed with the Commission on January 31, 2014, and (iii) the Schedule 13D/A of Berjaya Lottery Management (H.K.) Limited (“Berjaya”) (File No. 005-54291) (the “Schedule 13D/A”) filed with the Commission on July 22, 2008.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Information Statement and the Company, Delaware International Lottery & Totalizator Systems, Inc. (“ILTS DE”), and Berjaya are concurrently filing via EDGAR Amendment No. 1 to the 13E-3, each revised to reflect responses to the comments received from the Staff.  In addition, Berjaya is concurrently filing via EDGAR a further amendment to the Schedule 13D/A in response to the comments received from the Staff. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Special Counsel Maryse Mills-Apenteng
March 25, 2014

Schedule 13E-3

General

1.	Rule 13e -3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please add Berjaya Lottery Management (H.K.) Limited and Delaware International Lottery & Totalizator Systems, Inc. as filing persons on the Schedule 13E-3. For guidance as to who should be included as a filer, refer to Question 101.02 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response

In response to the Staff’s comment, the 13E-3 has been revised to include Berjaya Lottery Management (H.K.) Limited and Delaware International Lottery & Totalizator Systems, Inc. as filing persons.

2.	We note that Chan Kien Sing, Ooi Lee Meng, and Rayvin Yeong Sheik Tan are directors of ILTS and officers, directors or employees of Berjaya or its affiliates and, share voting and dispositive power with respect to the ILTS shares owned by Berjaya. Such persons appear to be affiliates engaged in the Rule 13e-3 transaction. Please revise to add such filing parties or advise us as to why this revision is not required. For guidance, refer to Interpretation 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

Response

In response to the Staff’s comment, the Company respectfully submits that none of Chan Kien Sing, Ooi Lee Meng, or Rayvin Yeong Sheik Tan share voting or dispositive power with respect to the ILTS shares owned by Berjaya and therefore are not appropriately characterized as affiliates engaged in the Rule 13e-3 transaction.  Voting and dispositive power with respect to the ITLS shares owned by Berjaya is vested in Berjaya’s board of directors, which is comprised of five members and which acts by majority vote.  Of the above named individuals only Mr. Chan is a director of Berjaya.  Consistent with the Staff’s position in the Southland Corp. No-Action Letter (August 10, 1987), where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, none of the individuals would be deemed a beneficial owner of the entity’s portfolio securities.

Special Counsel Maryse Mills-Apenteng
March 25, 2014

3.	Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, the Schedule 13E-3 must include all of the required information and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which the filing person relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). See also Instruction C to Schedule 13E-3.

Response

In response to the Staff’s comment, the Information Statement has been revised to disclose each filing person’s belief that the Rule 13e-3 transaction is fair to unaffiliated security holders and the material factors upon which each filing person relied in reaching such a conclusion.

Item 13: Financial Statements

4.	Please be attentive to the need to update the financial statements included in the disclosure document mailed to shareholders to reflect the results of the third quarter ended January 31, 2014. Refer to Item 1010(a) of Regulation M-A.

Response

The Company notes the Staff’s comment and the Information Statement has been revised accordingly.

5.	Please ensure that all of the Item 13 of Schedule 13e-3 information is disclosed in the information statement. For example, please supplement your disclosure to include the ratio of earnings to fixed charges and book value per share. Refer to Item 1010(a)(3) and (4) of Regulation M-A.

Response

In response to the Staff’s comment, the Information Statement has been revised to include the book value per share of the Company’s common stock as of January 31, 2014.  The Company respectfully submits that since it does not have any outstanding indebtedness or preferred stock, disclosure of the ratio of earnings to fixed charges would not be meaningful or material to investors.

Preliminary Information Statement

General

6.	Please revise to indicate that the information statement is a preliminary copy. Refer to Rule 14c-5(d)(1).

Response

In response to the Staff’s comment, the notice and cover page of the Information Statement have been revised to identify the Information Statement as being a “Preliminary Copy – Subject to Completion” in accordance with Rule 14c-5(d)(1).

Special Counsel Maryse Mills-Apenteng
March 25, 2014

7.	Please revise to prominently disclose the information required by Items 7, 8, and 9 of Schedule 13E-3 in a “Special Factors” section in the front of the information statement. Please ensure that each filing person provides the requisite disclosure. See Exchange Act Rule 13e-3(e)(1)(ii).

Response

In response to the Staff’s comment, the disclosure previously contained in the section of the Information Statement titled “SPECIAL FACTORS REGARDING THE REVERSE STOCK SPLIT”, including the information required by Items 7, 8, and 9 of Schedule 13E-3, has been moved to the section of the Information Statement immediately following the “SUMMARY TERM SHEET.”

8.	Please revise all references to arm’s length negotiations with respect to the Rule 13e -3 transaction. These references are inappropriate in a transaction with affiliates.

Response

In response to the Staff’s comment, all references to “arm’s length negotiations” have been removed from the Information Statement.

9.	Please amend your fairness determinations throughout to state whether the company, and any other filing persons, reasonably believe that the Rule 13e-3 transaction is substantively and procedurally fair to unaffiliated security holders. We note your characterization of the fairness to “cashed-out shareholders,” which you define as shareholders who will not retain their equity interests in ILTS following the reverse stock split.

Response

In response to the Staff’s comment, the Information Statement has been revised to include disclosure with respect to each filing person’s determination as of the fairness of the Rule 13e-3 transaction to unaffiliated security holder.  The Company respectfully submits that, in the context of this transaction, the term “Cashed-Out Shareholders” is the functional equivalent of “unaffiliated security holders” and has included clarifying disclosure in the Information Statement to this effect.

Summary Term Sheet

General

10.	The summary term sheet should be significantly revised to briefly describe in bullet point format the most material terms of the proposed transaction. For example, without limitation, the consideration to be paid to holders of fractional shares should be prominently disclosed under a related heading. In addition, as currently drafted, the procedural fairness discussion on page 7 includes embedded lists. Note that the bullet points, like your current subheadings, must cross-reference a more detailed discussion contained in the disclosure document that is disseminated to security holders. See Item 1001 of Regulation M-A.

Special Counsel Maryse Mills-Apenteng
March 25, 2014

Response

In response to the Staff’s comment, the “SUMMARY TERM SHEET” section of the Information Statement has been revised, including to add a section highlighting the consideration to be paid to holders of fractional share interests and to remove all embedded lists.

Cautionary Statement Regarding Forward Looking Statements, page 9

11.	Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please revise the disclosure in the information statement to include disclosure stating that the safe harbor provisions do not apply to any forward-looking statements the filing parties make in connection with the going private transaction. Also, please include clarifying disclosure stating that the safe harbor provisions in the periodic reports you incorporate by reference do not apply to any forward-looking statements the company makes in connection with the going-private transaction.

Response

In response to the Staff's comment, the Information Statement has been revised to add the following sentences: “The forward-looking statements contained in this Information Statement are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  In addition, the forward-looking statements made in periodic reports referenced in this Information Statement are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 21E of the Exchange Act.”.  The Company respectfully submits that none of the Company’s periodic reports are incorporated by reference into the Information Statement.

Reincorporation of the Corporation from California to Delaware

Questions and Answers Concerning the Reincorporation

Why are you electing to reincorporate from California to Delaware?, page 10

12.	Please supplement the disclosure to clarify that the reasons and benefits associated with the reincorporation will only accrue to the majority shareholder.

Response

In response to the Staff’s comment, the Information Statement has been revised to include disclosure that the benefits of the reincorporation of the Company from California to Delaware will only accrue to Berjaya.

Special Counsel Maryse Mills-Apenteng
March 25, 2014

13.	Please supplement the answer to clarify further that the reincorporation to Delaware was prompted by Berjaya’s desire to be the sole shareholder following the reverse stock split, which could not occur on the terms approved if the company remained a California corporation.

Response

In response to the Staff’s comment, the disclosure has been revised to clarify that Berjaya could not have become the sole shareholder of the Company pursuant to a reverse stock split if the Company remained incorporated in California.

Reincorporation, page 11

14.	It is your responsibility to summarize accurately. Please revise to delete the statement that the summary of the reincorporation is qualified in its entirety by reference to the full text of the merger agreement. You can direct investors to read the entire proxy statement for a more complete discussion. Please make corresponding changes to similar disclosure regarding the summaries of the DGCL and CGCL on page 15 and Mercer fairness opinion on page 32.

Response

In response to the Staff’s comment, the Information Statement has been revised to remove all references to “qualification by reference.”

Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split

Special Factors Regarding the Reverse Stock Split

Background, page 25

15.	Please revise this section to further describe each contact, meeting, or negotiation that took place, the substance of the discussions or negotiations at each meeting, and the date of each meeting. Please identify any advisors or other counsel and the members of management who were present at each meeting. In addition, each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e -3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M- A. This requirement applies to both preliminary and final reports. In addition, please file all relevant written materials as exhibits to the Schedule 13E-3. In this regard, we note as examples the following:

•	your statement that on July 30, 2013, “following several prior discussions,” ILTS engaged legal counsel in connection with a possible going-private transaction;

•	your reference generally to “discussions” held during the months of July and August 2013 in which ILTS “ultimately determined” the structure of the going private transaction;

Special Counsel Maryse Mills-Apenteng
March 25, 2014

•	the valuation analysis presented by Financial Advisor A to the board on September 9, 2013;

•	Mercer’s initial draft valuation analysis and subsequent amended analysis, which were provided to the Special Committee in November 2013; and

•	the substantive issues addressed and persons involved in the “various conversations and correspondence between Mr. Johnson and representatives of Berjaya…” between November and December 2013.

Response

In response to the Staff’s comment, the Information Statement has been revised to provide additional detail with respect to the background of the transaction.  In addition, both the initial and final valuation analyses prepared by Mercer have been filed as exhibits to the Schedule 13E-3.

The Company respectfully submits that the valuation analysis presented by Financial Advisor A on September 9, 2013 does not constitute a report, opinion, or appraisal materially related to the proposed transaction for the purposes of Item 1015(b) of Regulation M-A for the reasons set forth below.  Financial Advisor A was not ultimately engaged to provide any advice or opinion or view, oral or written, with respect to the structure of the proposed transaction or the fairness of the consideration to be offered to shareholders.  While Financial Advisor A presented a valuation analysis to the Company’s board of directors, the Special Committee ultimately determined to engage Mercer as its financial advisor and thereafter relied on Mercer’s analysis and opinion in connection with its recommendation of the proposed transaction.  Further, none of the Special Committee, the Company’s board of directors, Berjaya, or ILTS Delaware consulted with Financial Advisor A nor relied upon any information provided by Financial Advisor A in approving or recommending the proposed transaction.

Given the limited nature of the services provided by Financial Advisor A and the Special Committee’s subsequent determination to engage Mercer as its financial advisor, the Company respectfully submits that the requirements of Item 1015(b) of Regulation M-A are not applicable to the valuation analysis presented by Financial Advisor A and, further, that the valuation analysis presented by Financial Advisor A does not constitute material information to shareholders.

16.	Please expand your discussion to provide more detail regarding how the issue of terminating ILTS’s registration and reporting obligations and vesting ownership of all outstanding equity interests in Berjaya first arose and identify the person or persons who initiated the discussion. Please reference the discussions, if any, regarding alternatives to the current transactions, including discussions regarding the possible sale of Berjaya’s holdings.

Special Counsel Maryse Mills-Apenteng
March 25, 2014

Response

In response to the Staff’s comment, the disclosure has been revised to indicate that Chan Kien Sing first initiated the discussions regarding ILTS terminating its registration and reporting obligations and vesting ownership of all of its outstanding equity interest in Berjaya, and that Berjaya consistently made clear that it would not consider selling its ILTS holdings.

17.	We note that on December 16, 2013 Mr. Johnson informed Chan Kien Sing that the Special Committee would recommend that the price per share to be paid to minority shareholders in consideration of fractional share interests following consummation of the reverse stock split be set at $1.37 per share and that on December 17, 2013 Messrs. Johnson and Chan agreed in principal that a price of $1.33 per share was fair to the company’s minority shareholders. Please revise to provide the substance of the negotiations which led to this determination.

Response

In response to the Staff’s comment, the Information Statement has been revised to include additional disclosure on the negotiations pursuant to which Mr. Johnson and Mr. Chan agreed that a reverse stock split price of $1.33 per share was fair to the Company’s minority shareholders.

18.	Please tell us by what standard you considered the members of the Special Committee to be “independent.”

Response

In response to the Staff’s comment, the disclosure has been clarified to indicate that that the members of the Special Committee were considered to be “independent” because no member of the Special Committee had a relationship with the Company that, in the opinion of the Company’s board of directors, interfered with the exercise of independent judgment in the exercise of their duties, including, without limitation, any material interest in the proposed transaction or any material financial or employment relationship with the Company, Berjaya, or their respective affiliates.

Purpose and Alternatives of the Reverse Stock Split, page 29

19.	Please describe what steps, if any, you have taken to reduce your expenses associated with being a public reporting company.

Response

In response to the Staff’s comment, the Information Statement has been revised to include disclosure regarding the steps that the Company has taken to reduce the expenses associated with being a public reporting company, which include obtaining competitive bids from professional service providers, insurance carriers, financial printers, and transfer agents.

20.	It appears that many of the factors cited in support of the transaction have been present for some time. Please revise to provide expanded disclosure regarding the reasons behind each filing person’s choice to engage in the transaction at this time as opposed to any other time. Refer to Item 1013(c) of Regulation M-A.

Special Counsel Maryse Mills-Apenteng
March 25, 2014

Response

In response to the Staff’s comment, the disclosure has been revised to reflect that Berjaya, ILTS DE, and the Company shared the general reasoning that supported effecting the transaction at this time, and that no factor was determinative in making the decision to effect the transaction at this time, as opposed to earlier or later.

Fairness of the Reverse Stock Split to Cashed-Out Shareholders, page 30

21.	Please provide us with your analysis that supports your position that the fairness opinion is applicable specifically to the unaffiliated shareholders. In this regard, we note that the opinion states that the reverse stock split is fair, from a financial point of view, to all of the Company’s shareholders.

Response

The Company respectfully submits that there was a typographical error in the final paragraph of the opinion, which has been corrected.  Accordingly, the opinion only opines as to the fairness of the reverse stock split, from a financial point of view, to the Company’s minority shareholders.

22.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. Absent such discussion, a detailed explanation as to why one or more factors were not deemed material or relevant would be warranted. Please revise to include a discussion as to the applicability of clauses (iii) – (v) of Instruction 2 to Item 1014 of Regulation M-A.

Response

In response to the Staff’s comment, the Information Statement has been revised to (i) indicate that the Company’s going-concern value was captured in Mercer’s capitalization of earnings and discounted cash flow analyses and (ii) disclose why Mercer did not believe net book value and liquidation value to be appropriate valuation metrics for the Company.  The Company respectfully submits that the filing persons’ determinations of fairness in this regard were based upon the contents of Mercer’s analysis.

Procedural Fairness

No unaffiliated shareholder approval requirement…, page 31

23.	Please revise your disclosure to explain how the filing party concluded that the absence of a requirement that the majority of unaffiliated shareholders approve the transaction is procedurally fair. In this regard, Berjaya’s majority control of the company is not dispositive of the issue. If the majority of the minority of shareholders was procedurally required to approve the going private transaction, Berjaya’s 71.3% control would be irrelevant. Please revise or advise.

Response

In response to the Staff’s comment, the Information Statement has been revised to disclose that each of the filing persons believed that the role and authority of the Special Committee, when considered in light of Berjaya’s substantial controlling interest and the costs associated with obtaining the approval of a majority of the Company’s unaffiliated shareholders, was sufficient to support the conclusion that the transaction was procedurally fair to unaffiliated shareholders.

Special Counsel Maryse Mills-Apenteng
March 25, 2014

Fairness Opinion of Financial Advisor, page 32

24.	Please confirm that all of the financial forecasts that the Special Committee and/or Board of Directors provided to Mercer or any projections that the advisors developed that are materially related to the going private transaction are disclosed. If not, please revise your disclosure. In addition, disclose and quantify the material assumptions underlying the forecasts.

Response

In response to the Staff’s comment, disclosure of operating expenditures has been included in the disclosure of the financial forecasts provided to Mercer, and the Company otherwise confirms that all projections materially related to the going-private transaction have been disclosed.  While the financial forecasts provided to Mercer include more detailed itemized breakdowns, the Company believes that inclusion of such itemized breakdowns in the Information Statement are (i) not material to investors because such items are not relevant to the valuation of the Company as a whole and (ii) would make the presentation of the financial forecasts contained in the Information Statement difficult for investors to follow while not adding material information.  In addition, in response to the Staff’s comment, disclosure has been included regarding the material assumptions underlying the forecasts.

25.	We note the prospective financial information that is disclosed and the statement that earnings for 2015 should be “returning to more modest” levels. Please supplement the disclosure to explain the assumptions underlying the forecasts, which appear to assume that the contract work the company is currently performing will not be renewed and/or that new contracts will not be entered into.

Response

In response to the Staff’s comment, disclosure has been included regarding the material assumptions underlying the forecasts.

Summary Analysis, page 33

26.	We note that the consideration to be paid to the Cashed-Out Shareholders represents, on a per share basis, EBITDA multiples of 1.2x, 1.8x and 11.2x for the fiscal years 2013, 2014 and 2015, respectively. Please explain the increase in the EBITDA multiple from 1.8x to 11.2x for the fiscal years 2013 and 2014.

Response

In response to the Staff’s comment, the Company respectfully notes that the increase in the EBITDA multiple from 1.8x to 11.2x relates to fiscal years 2014 and 2015, and result from the completion of non-recurring contracts in 2014, as disclosed in the Information Statement.

Special Counsel Maryse Mills-Apenteng
March 25, 2014

Schedule 13D/A

27.	We note your disclosure that representatives of Berjaya began discussions about a possible going private as early as July 2013, including “express[ing] a desire to be the sole shareholder…” at that time. No amendment to disclosure included in Schedule 13D was filed. Refer to Exchange Act Rule 13d-2(a) and advise. We may have further comment.

Response

In response to the Staff’s comment, Berjaya respectfully submits that in light of (i) the preliminary nature of the discussion that occurred in July 2013, (ii) the fact that Berjaya did not acquire or dispose of any securities of the Issuer, (iii) and the fact that Berjaya had previously disclosed in its Schedule 13D filings its ability to control the Issuer, no plan or proposal had been adopted in July 2013 that would necessitate filing an amendment to the disclosure contained in Berjaya’s prior Schedule 13D filings.  Nevertheless, in responding to the Staff’s comment below by filing the Schedule 13D/A concurrently with this response letter, Berjaya has included disclosure therein with respect to the July 2013 events.

28.	Please refer to our prior comment. Berjaya approved the reincorporation merger and reverse stock split by written consent on January 9, 2014 and in doing so, took action that will result in the company going private. An amendment was required pursuant to Rule 13d-2(a), yet none has been filed. Refer also to Item 4 of Schedule 13D. Please advise.

Response

In response to the Staff’s comment, Berjaya is concurrently filing with this response letter the Schedule 13D/A to disclose Berjaya’s consent approving the Reincorporation and the Reverse Stock Split.

*                      *                        *                 *                    *

Special Counsel Maryse Mills-Apenteng
March 25, 2014

Please contact me or Richard C. Segal, Esq. at 617-342-4000 if we can provide any information or clarification in connection with this revised submission.

Sincerely,
/s/ Paul D. Broude
Paul D. Broude

cc:            Jeffrey M. Johnson, Chief Executive Officer